UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 10        )*
                                            -----------

                             SCHOLASTIC CORPORATION
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    807066105
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31,2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ]  Rule 13d-l(b)

   [ ]  Rule 13d-1(c)

   [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 807066105

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1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Richard Robinson
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)
                (b)
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3.       SEC Use Only
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4.       Citizenship or Place of Organization.

         United States
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                          5.   Sole Voting Power

                               3,320,928
Number of                 ------------------------------------------------------
Shares
Beneficially by Owned     6.   Shared Voting Power
Owned by Each
Reporting Person               2,892,176
With:                     ------------------------------------------------------

                          7.   Sole Dispositive Power

                               3,320,928
                          ------------------------------------------------------

                          8.   Shared Dispositive Power

                               2,892,176
--------------------------------------------------------------------------------

         9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  6,213,104

         10.      Check if the  Aggregate  Amount  in Row (9)  Excludes  Certain
                  Shares (See Instructions)       [X]

         11.      Percent of Class Represented by Amount in Row (9)

                  14.5%
--------------------------------------------------------------------------------

         12.      Type of Reporting Person (See Instructions)

                  IN
--------------------------------------------------------------------------------

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

ITEM 1.

        (a)   Name of Issuer:

                     Scholastic Corporation

        (b)   Address of Issuer's Principal Executive Offices

                     557 Broadway

                     New York, NY 10012

ITEM 2.

        (a)   Name of Person Filing:

                     Richard Robinson

        (b)   Address of Principal Business Office or, if none, Residence

                     c/o Corporate Secretary
                     Scholastic Inc.
                     557 Broadway
                     New York, NY 10012

        (c)   Citizenship

                     United States

        (d)   Title of Class of Securities:

                     Common Stock, par value $.01 par value

        (e)   CUSIP Number

                     807066015

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.134-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                     Not applicable

ITEM 4.       OWNERSHIP.

        (a)   Amount beneficially owned:

                     6,213,104  (see note to Item 4(a)).

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

Note to
Item 4(A): Includes (A) 890,904 shares of Common Stock which are receivable upon conversion of 890,904 shares of Class A Stock, par value $.01 per share, owned by Richard Robinson and (B) 86,194 shares of Common Stock owned by the Richard Robinson and Helen Benham Charitable Fund as to which Mr. Robinson disclaims beneficial ownership. Also includes shares owned by (C) the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share, and (D) the Trust under the Will of Florence L. Robinson (the "Florence L. Robinson Trust"), as follows: (i) 350,000 shares of Common Stock and (ii) 116,676 shares of Common Stock which are receivable upon conversion of 116,676 shares of Class A Stock, par value $.01 share. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust, and Richard Robinson and Mary Sue Robinson Morrill are trustees of the Florence L. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Florence L. Robinson Trust. Also, includes 83,250 shares of Class A stock issuable under Class A options. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Also includes:
              (E) 350,000 shares held pursuant to a variable prepaid forward stock sale; (F) 7,594 shares of Common Stock for which Mr. Robinson is custodian under a separate custodial account for one of his sons, (G) 3,133 shares of Common Stock with respect to which Mr. Robinson had voting rights at December 31, 2005 under the Scholastic 401(k) Savings and Retirement Plan, and (H) 37,278 shares of Common Stock underlying restricted stock units held under the Scholastic Corporation Management Stock Purchase Plan
              (H) stock options issued to Mr. Robinson under which he has the right to acquire up to 849,787 shares of Common Stock.

        (b)   Percent of class:

                    14.5%.

        (c)   Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote

                    3,320,928

              (ii)  Shared power to vote or to direct the vote

                    2,892,176 (See Note to Item 4(a))

              (iii) Sole power to dispose or to direct the disposition of

                    3,320,928



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

              (iv)  Shared power to dispose or to direct the disposition of

                    2,892,176 (See Note to Item 4(a))

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                    Not Applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Each of the Richard Robinson and Helen Benham Charitable Fund, the Maurice R. Robinson Trust and the Florence L. Robinson Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a) as being owned by it. In addition, the right to receive dividends from, or the proceeds from the sale of, 7,594 shares of Common Stock accrues to Richard Robinson in his capacity as custodian under a separate custodial account for one of his sons.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                    Not Applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                    Not Applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP

                    Not Applicable

ITEM 10. CERTIFICATION

                    Not Applicable






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



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              FEBRUARY 14, 2006
                                              -----------------
                                                    Date

                                              /s/RICHARD ROBINSON
                                              -------------------
                                                   Signature

                                              RICHARD ROBINSON
                                              -----------------
                                                  Name/Title














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